UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: September 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 20, 2024, Maxeon Solar Technologies Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K, announcing that it has received written delisting notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”).

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

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EXHIBITS

Exhibit Title

99.1	Press release of Maxeon Solar Technologies, Ltd., dated September 20, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

September 20, 2024	By:	/s/ Kenneth Bryan Olson
Kenneth Bryan Olson
Interim Chief Financial Officer